Exhibit 99(c)(9)

Wesley Rickard, Inc.
2915 Harborview Drive N.W.
Post Office Drawer 47
Gig Harbor, Washington 98335
                        o Telephone (253) 851-5141    o Facsimile (253) 851-9391

                                      April 11, 2002

Mr. Thomas C. Ludlow
Vice President & Chief Financial Officer
U.S. Timberlands Company, L.P.
625 Madison Avenue, Suite 10-B
New York, New York 10022

Dear Mr. Ludlow,

This is in response to your request, for purposes of a year-end audit, for an estimate of the fair market value determination that would result from a fair market value appraisal at January 1, 2002, if done, of the timber, premerchantable stocking and forestland and related real estate of U.S. Timberlands Klamath Falls, L.L.C. (U.S.T.). The result of this consulting assignment is our estimate that an appraisal would result in a fair market value of approximately $215 million dollars.

Our estimate is based on inventory, operating costs, product prices and constraints on production as provided by U.S.T. It was confirmed that the U.S.T. determined inventory change from 1/01/01 to 1/01/02 accounts for known transfers to U.S.T. Yakima and U.S.T. stated depletion and growth and that stated operating costs are reasonable. Product prices from U.S.T. were correlated with published prices for the relevant geographic market area.

Value loss due to Acre Exclusions and Volume Reductions due to eagles, owls, other wildlife, wetlands, stream buffers, visually sensitive areas, and low sites is estimated at $24.5 million.

The Seed Orchard and Nursery value is estimated on the basis of a 20% value increment to growth from genetically improved planting stock, the avoided cost of purchasing planting stock and the net cost of production, all as indicated by U.S.T.

Highest and Best Use value from development potential for the Doak Mtn./Ball Point area is recognized by an incremental value addition based on transactions in Klamath County at 3/30/2000 and at 12/12/2001.

                                                                      U.S.T.
                                  Klamath            Ochoco       Klamath Falls
                                  ----------------------------------------------
                                  --------------Millions of Dollars-------------

Merchantable Timber(a)             $119.82(b)         $13.8          $ 133.6
Land & Premerchantable             $  72.9            $ 4.6          $  77.5
                                   -------            -----          -------

Subtotal                           $ 192.7            $18.4          $ 211.1
Seed Orchard & Nursery                                               $   2.7
Highest & Best Use Increment                                         $   1.4
                                                                     -------

Total                                                                $ 215.2
                                                               i.e. $215 million

----------
(a) Merchantable timber is 70% of the net value of log price - operating costs, i.e., conversion return reflecting the market for large fee timber property in the market area, as documented in market transactions of 10/97, 5/98, 1/99 and 7/99.

(b) Klamath merchantable timber is $144.3 million before a reduction of $24.5 million for Acre Exclusions and Volume Reductions.

                                                            Page 2 of 5 04/11/02

           Merchantable Timber Inventory and Inventory Value Estimate
                (Depleted per U.S.T. & Grown per U.S.T. at 4.7%)

                                                        Natural Stands          Plantations     Deed Sales
                                                     -------------------     -----------------  ----------
Species                                              Klamath      Ochoco     Klamath    Ochoco    Klamath
----------------------------------------------       -------      ------     -------    ------    -------
                                                        ----------------------MBF----------------------
Ponderosa/Sugar Pine                                 408,649      68,728      46,365       90      1,282
White Fir'                                           177,483       3,109      22,050      140        716(10)
Lodgepole Pine(2)                                    179,315          --      10,420       --         61
Douglas-fir                                          128,754      19,012       6,017      188      2,024
Incense Cedar                                         20,427          --       1,159       --         --
Other Non-Commercial Spp.(3)                         (14,243)     (3,097)      (251)      (27)        --

Total Merchantable Timber                            914,628      90,849(4)   51,372(5)     0(5)   4,083(4)
Total with 4.7% Growth                               957,616      90,849(4)   53,786(5)     0(5)   4,083(4)
Fee Timber $/MBF                                        $142(6)     $152(7)     $144(8)             $156(9)

Fee Value Before Adjustments (in millions)            $136.0       $13.8        $7.7               $ 0.6
Exclusions & Reductions (in millions)                 $ 24.5          --          --                  --
Adj. Merch. Fee Timber Value Est. (in millions)       $111.5       $13.8        $7.7               $ 0.6


----------
(1)   Includes small amounts of Shasta Red Fir, Pacific Silver Fir, and Grand
      Fir.

(2) Includes small amounts of Miscellaneous Pine, White Pine, Engelmann Spruce and Jeffrey Pine.

(3) Quaking Aspen, Western Juniper, Black Cottonwood, White Oak and Mountain Hemlock.

(4)   Ochoco and Deed Sales volumes provided are already grown to 1/01/2002.

(5) Plantation merchantable timber valued is that present in addition to the plantation stock itself, e.g., patches, residuals.

(6),(7),(8),(9)                    $/MBF(6)     $/MBF(7)     $/MBF(8)  $/MBF(9)
                                   --------     --------     --------  --------
 Average Log Price                   $374         $367         $377       $428
 Operating Cost                     ($171)       ($150)       ($172)     ($205)
                                    -----        -----        -----      -----
 Conversion Return                   $203         $217         $205       $223
 Fee Property Market Factor            70%          70%          70%        70%
                                    -----        -----        -----      -----
 Reconciled Fee Timber Value         $142         $152         $144       $156

(10)  Includes Hemlock.

                                 Wesley Rickard

                                                            Page 3 of 5 04/11/02

              Acre Exclusions and Volume Reductions Value Estimate

Inventory detail is not available for the Acre Exclusions and Volume Reductions. Data available at this time is as shown below. Inventory volume is as of 1/01/01. Exclusions and Reductions are on Klamath Natural Stands for which inventory was 928,871 MBF at 1/01/01.

Acre Exclusions                       Acres             Volume (MBF)
---------------------                -------       ----------------------
Bald Eagle Preservation Areas         6,671          26,483   4.0 M/Ac.
Wildlife Preservation Areas           3,310          13,616   4.1 M/Ac.
Spotted Owls                          7,375          50,800   6.9 M/Ac.
Wetlands                              4,389          16,779   3.8 M/Ac.
Stream Buffers                        3,675          14,720   4.0 M/Ac.
                                    -------         -------
                         Subtotal    25,420         122,398   Avg. 4.8 M/Ac.

Volume Reductions
---------------------
Low Site Areas                                       16,729
Visually Sensitive Areas                              1,822
Bald Eagle Management Areas                           3,699
                                                  ---------
Totals                                              144,648

Exclusions are better than average timber. The 25,420 acres average 4.8 MBF/acre, where Klamath overall averages 2.4 MBF/acre. There are understood to be more larger trees on the Exclusions. Volume Reductions for Low Site Areas would be in poorer than average timber and represent 16,729 MBF. The following calculated estimate assumes that the lesser value per MBF on Low Site Areas will offset the greater value per MBF for an equivalent volume on other Exclusions and Reductions.

On Low Site Areas        16,729 MBF    Average Value          33,458 MBF (23%)
On High Value Areas      16,729 MBF

On High Value Areas      111,190 MBF   Above Average Value    111,190 MBF (77%)
                         -------                              -----------

Total Exclusions &
  Reductions             144,648 MBF                          144,648 MBF (100%)

Thus 23% of the Total (33,458 MBF) would net out at average value; 77% would be above average.


                                 Wesley Rickard

                                                            Page 4 of 5 04/11/02

         Alternative Estimates of Potential Exclusions/Reductions Impact

Average                                  Costs Lowered  Costs Lowered   Value Raised 10% &   Value Raised
                                              20%            10%        Costs Lowered 10%         10%

Log Value $374                                $374          $374               $411              $411
Operating Cost $171                           $137          $154               $154              $171
Conversion Return $203                        $237          $220               $257              $240

CR Increase on 77% of Exclusion               16.7%          8.4%              26.6%             18.8%
[e.g., $237 / $203 = 1.167]

CR Increase on 100% of Exclusion              12.9%          6.5%              20.5%             14.5%
[e.g., .77 (1.167) +.23 (1.00) = 1.129]

Exclusion MBF as % of Whole MBF               15.6%         15.6%              15.6%             15.6%
[144,648 / 928,871 = .156]

CR of Exclusion as % of Whole CR              17.6%         16.6%              18.8%             17.9%
[e.g., .156 x 1.129 = .176]

Average                                       --------------------------17.7%--------------------------

Median                                        --------------------------17.7%--------------------------

Estimate                                      ---------------------------18%---------------------------

Market participants often give no value to such Exclusions and Reductions. Here their removal from value consideration is preliminarily estimated at 18% of the Klamath Naturals value, i.e., 18% of $136 MM or $24.5 MM.

              Land and Premerchantable Growing Stock Value Estimate

                                             Klamath                                    Ochoco
                                Natural Stands       Plantations        Natural Stands           Plantations
                                --------------       -----------        --------------           -----------
Acres                              306,271             140,757              44,392                   566

Value/Acre                          $100                 $300                $100                   $300

Land & Premerchantable
Growing Stock Estimate          $30.63 Million      $42.23 Million        $4.44 Million          $0.17 Million
                                --------------      --------------        -------------          -------------

                                           $72.9 Million                              $4.6 Million

                                 Wesley Rickard

                                                            Page 5 of 5 04/11/02

                      Seed Orchard & Nursery Value Estimate

Genetic Increment Present Value of 20% Yield Increase          $20/acre(1)
Total Acreage Present Value of Yield Increase                  $15/acre (2)
Acres Established from Annual Tree Production                  10,000 acres(3)
--------------------------------------------------------------------------------
Annual Genetic Increment Gain                                  $150,000(4)
Annual Cost Avoided to Purchase Trees                          $600,000(5)
Annual Net Seed Orchard & Nursery Costs                       ($412,900)(6)
Annual Benefit Before Income Tax                               $337,100
Annual Benefit After 34% Tax                                   $222,486
Present Value of 20 Years Benefit                              $2,708,006(7) or
                                                               $2.7 MM

(1)   Conservative PV of Yield at $100/acre x 20%.

(2)   75% of production & acreage in genetically improved trees.

(3)   4MM trees produced + 400 trees per acre planted.

(4)   10,000 acres @ $15/acre.

(5)   4MM trees @ $150/M.

(6)   Production Costs $575,900, Nursery Revenue Offsets $163,000.

(7) PV of $222,486/year for 20 years @ 5.28%. Market cost of capital is 8% before tax, 5.28% when reduced by 34% for taxes. Twenty years is estimated useful life of nursery and seed orchard.

                   Highest & Best Use Increment Value Estimate

Doak Mountain and Ball Point have good development potential. They comprise 9,091 acres on Upper Klamath Lake, 2,056 acres in plantations valued at $300/acre and 7,035 forested acres otherwise valued as forestland at $100/acre.

Transactions in Klamath County at 3/30/2000 for 640 acres and at 12/21/2001 for
162.5 acres for rural residence and for a second home, when improvements are subtracted indicate approximately $750/acre for land. The indication for Doak Mountain and Ball Point undeveloped is conservatively estimated at 40% of $750 or $300/acre, an increment of $200 over the forestland value on 7,035 forested acres. That total increment of value is $200 x 7,035 acres or $1.4 million.

                                              Respectfully,

                                              /s/ Wesley Rickard
                                              Wesley Rickard

                                              /s/ Warren R. Weathers
                                              Warren Weathers

                                 Wesley Rickard

I certify that, to the best of my knowledge and belief:

1. The statements of fact contained in this report are the full truth to the best of my knowledge.

2. The reported analyses, opinions, and conclusions are limited only by the assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions, conclusions, and recommendations.

3. I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved.

4. I have no bias with respect to any property that is the subject of this report or to the parties involved with this assignment.

5. My engagement in this assignment was not contingent upon developing or reporting predetermined results.

6. My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated results, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7. My analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice.

8. I have made a personal inspection of the property that is the subject of this report.

9. No one other than Wesley Rickard, Inc. has provided significant real property appraisal or appraisal consulting assistance to the person signing this certification.

/s/ Warren R. Weathers                                                 4/8/02

Warren R. Weathers, MBA, ACF                                           Date:
State Certified General Appraiser, OR #C 000008
Registered Professional Forester CA #2027